                                                PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION No. 33-83740
                                                REGISTRATION No. 33-98374

       PROSPECTUS SUPPLEMENT NO. 2 TO PROSPECTUS DATED SEPTEMBER 17, 1996

                        DIAMOND CABLE COMMUNICATIONS PLC
              13 1/4% SENIOR DISCOUNT NOTES DUE SEPTEMBER 30, 2004 11 3/4% SENIOR DISCOUNT NOTES DUE DECEMBER 15, 2005
                             ---------------------

    Interest will not accrue on the 13 1/4% Senior Discount Notes due September 30, 2004 (the "Initial Senior Notes") prior to September 30, 1999. Interest on the Initial Senior Notes will be payable on March 31 and September 30 of each year, commencing March 31, 2000, at a rate of 13 1/4% per annum. See "Description of Initial Senior Notes" in the accompanying Prospectus. The Initial Senior Notes are redeemable, in whole or in part, at the option of the Company at any time on or after September 30, 1999, at the redemption prices set forth herein plus accrued interest to the date of redemption. The Initial Senior Notes are also redeemable in whole, but not in part, at the option of the Company at any time at 100% of the principal amount plus accrued interest to the date of redemption (or, prior to September 30, 1999, at 100% of Accreted Value) in the event of certain tax law changes requiring the payment of additional amounts as described herein. In addition, in the event that the Company (i) sells certain Equity Securities in a Public Offering or (ii) consummates a Trade Sale, prior to March 31, 1997, the Company may, at its option, redeem up to a maximum of $71,275,250 in aggregate principal amount at maturity of Initial Senior Notes at a redemption price of 113.25% of Accreted Value. The Company is required to offer to repurchase all outstanding Initial Senior Notes at 101% of principal amount plus accrued interest to the date of repurchase (or, prior to September 30, 1999, at 101% of Accreted Value on the date of repurchase) after the occurrence of a Change of Control. See "Description of the Initial Senior Notes -- Redemption" in the accompanying Prospectus. There can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase the Initial Senior Notes under such circumstances.

    Interest will not accrue on the 11 3/4% Senior Discount Notes due December 15, 2005 (the "New Senior Notes" and, together with the Initial Senior Notes, the "Senior Notes") prior to December 15, 2000. Interest on the New Senior Notes will be payable on June 15 and December 15 of each year, commencing June 15, 2001 at a rate of 11 3/4% per annum. See "Description of the New Senior Notes" in the accompanying Prospectus. The New Senior Notes are redeemable, in whole or in part, at the option of the Company at any time on or after December 15, 2000, at the redemption prices set forth in the accompanying Prospectus plus accrued interest to the date of redemption. The New Senior Notes are also redeemable in whole, but not in part, at the option of the Company at any time at 100% of the principal amount plus accrued interest to the date of redemption (or, prior to December 15, 2000, at 100% of Accreted Value) in the event of certain tax law changes requiring the payment of additional amounts as described herein. Upon the occurrence of a Change of Control the Company is required to offer to repurchase all outstanding New Senior Notes at 101% of principal amount plus accrued interest to the date of repurchase (or, prior to December 15, 2000, at 101% of Accreted Value on the date of repurchase) after the occurrence of a Change of Control. In addition, upon the occurrence of an Asset Disposition, the Company may be obligated to make an Offer to Purchase all or a portion of the outstanding New Senior Notes at 100% of the principal amount plus accrued interest to the date of repurchase (or, prior to December 15, 2000, at 100% of Accredited Value on the date of repurchase). See "Description of the New Senior Notes -- Redemption" in the accompanying Prospectus. There can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase the New Senior Notes under such circumstances.

     The Senior Notes constitute unsecured senior indebtedness of the Company. In August 1996, certain of the Company's subsidiaries entered into a senior bank lending facility of up to pounds sterling 340 million. In February 1997, the senior bank lending facility was amended to reduce the aggregate amount available for borrowing to pounds sterling 220 million and to revise certain covenants and conditions. Indebtedness under the senior bank lending facility is effectively senior to the Senior Notes as such indebtedness will be incurred by a subsidiary of the Company, guaranteed by certain of the Company's other subsidiaries and secured by liens on the assets of certain of the Company's subsidiaries and a pledge of the issued shares of certain of the Company's subsidiaries other than Jewel Holdings Limited. At September 30, 1996, the Company had approximately pounds sterling 334 million of indebtedness outstanding, including approximately pounds sterling 124 million and pounds sterling 210 million in accreted value of Initial Senior Notes and the New Senior Notes, respectively. Total Group indebtedness at such date was pounds sterling 345 million. The Company has not issued, and does not have any current plans to issue, any significant indebtedness that will be subordinated to the Senior Notes. The Company is a holding company which conducts substantially all of its business through subsidiaries, all of which are wholly-owned. The Senior Notes effectively rank junior to any indebtedness of the Company's subsidiaries to the extent of the assets of such subsidiaries and to any secured indebtedness of the Company to the extent of the assets securing such indebtedness. The New Senior Notes rank pari passu with the Initial Senior Notes.
---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

    This Prospectus Supplement, together with the Prospectus dated September 17, 1996 and Prospectus Supplement No. 1 thereto dated November 14, 1996, is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Senior Notes related to market-making transactions at negotiated prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such transactions. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution" in the accompanying Prospectus.

                              GOLDMAN, SACHS & CO.
                             ---------------------

          The date of this Prospectus Supplement is February 12, 1997.

                                    GENERAL

     This Prospectus Supplement should be read in conjunction with the Prospectus dated September 17, 1996 and the Prospectus Supplement No. 1 thereto dated November 14, 1996 (collectively, the "Prospectus"). The Prospectus has been used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the Senior Notes. This Prospectus Supplement, together with the Prospectus, is to be used by Goldman, Sachs & Co. in connection with such transactions and unsolicited purchases and sales.

     Capitalized terms used in this Prospectus Supplement and not otherwise defined have the same meanings as in the Prospectus.

                              RECENT DEVELOPMENTS

  SENIOR BANK FACILITY

     In August 1996 certain of the Company's subsidiaries entered into a pounds sterling 340 million senior bank loan and guarantee facility. This senior bank facility has been amended (as amended, the "Senior Bank Facility") to reduce the aggregate amount available for borrowing to pounds sterling 220 million and to revise certain covenants and borrowing conditions. The Company intends to raise debt financing in an amount necessary to replace the reduction in the Senior Bank Facility. To date, no funds have been drawn under the Senior Bank Facility.

     Indebtedness under the Senior Bank Facility will be incurred by DCL, guaranteed by certain of the Company's other subsidiaries and secured by a lien on the assets of Jewel and its subsidiaries (together, the "Borrower Group") and a pledge of the issued shares of certain of the Company's subsidiaries other than Jewel but including DCL and LCL.

     DCL will be able to draw on the amended facility provided certain conditions are met, including (i) that the Borrower Group must be in compliance with its obligations in respect of the aggregate build milestones for all franchise areas as set forth in its telecommunications licenses and/or LDLs, as described under the caption "Business -- Milestones" in the accompanying Prospectus, and that each member of the Borrower Group must be in compliance with all of its other license obligations, (ii) the receipt by the Company of additional equity of pounds sterling 25 million, (iii) the existence of pounds sterling 312,000,000 of aggregate cash equity, defined to equal the sum of all called up share capital and share premium balances of the Borrower Group and intra-Group indebtedness of the Borrower Group to the Company which has been or will be used to fund qualifying expenditure (as defined) and (iv) reported annualized cash flow (as defined) of the Borrower Group of at least pounds sterling 15,000,000 (which condition is not currently met). DCL will be able to draw on the amended facility in amounts up to specified multiples of the Borrower Group's reported annualized cash flow.

     In addition, the Senior Bank Facility contains various covenants, including
(i) financial covenants relating to leverage, bank debt loan charges coverage ratios, cash interest coverage ratios and annualized EBITDA levels (as defined);
(ii) requirements that the Borrower Group maintain interest rate protection agreements in relation to a portion of the loans expected to be outstanding for the period January 1, 1998 to June 30, 2001; and(iii) restrictions on the payment of dividends and on intra-Group debt.

     In addition to certain customary events of default, the following events constitute events of default which may trigger acceleration under the Senior Bank Facility: (i) failure of the Borrower Group to comply with aggregate build milestones set forth in the terms of its telecommunications licenses and/or LDLs, (ii) failure of a Borrower Group member to comply with (A) its build milestones for individual franchise areas if OFTEL or the ITC has served a notice on such Borrower Group member of its intent to make an order under
Section 17 of the Telecommunications Act (a "Notice Event") or equivalent in relation to the ITC with respect to such failure to comply, or (B) any other obligation in respect of such license, the breach of which (x) results in a Notice Event or (y) is reasonably likely to have a material adverse effect

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on the financial condition of the Borrower Group taken as a whole or on the
Group's telecommunication systems; and (iii) certain change of control events, including certain persons or entities ceasing to control specified percentages of the total voting and economic power of the Borrower Group.

     Borrowings will bear interest at adjusted sterling LIBOR plus a margin that varies depending upon the leverage ratio (the ratio of aggregate loans and bank guarantees outstanding under the facility to annualized net operating cash flow) of the Borrower Group, such that a leverage ratio of 3.5:1 or more results in a margin of 1.5%, a leverage ratio that is 3.0:1 or more but less than 3.5:1 results in a margin of 1%, and a leverage ratio of less than 3.0:1 results in a margin of 0.75%. Quarterly repayment of outstanding principal amounts is required beginning in the fourth quarter of 2000, with final payment in 2004.

     The Senior Bank Facility will restrict the amount of funds that the Borrower Group can transfer to the Company in order for the Company to service its debt obligations. This amount is set in pounds sterling based on a specified exchange rate. Therefore, a weakening of the pound sterling against the dollar below this specified rate would reduce the dollar-equivalent amount of funds that could be transferred to the Company to service its obligations under the Initial Senior Notes and the New Senior Notes.

  CERTAIN OPERATING DATA.

     The following table sets forth certain data concerning the Group's franchises at and for the years ended December 31, 1994, 1995 and 1996 and at and for the nine-month period ended September 30, 1996. The combined operating data at and for the year ended December 31, 1995 reflects the acquisition of LCL on a pro-forma basis as if it had been completed at the beginning of 1995. Revenue data for the year ended December 31, 1996 has not yet been published.

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
                                                    DECEMBER 31,
                                   -----------------------------------------------
                                                                                      SEPT. 30,    DEC. 31,
                                     1994                                               1996         1996
                                   --------                                           ---------    ---------
                                                              1995
                                               -----------------------------------
                                                DIAMOND        LCL       COMBINED
                                               ---------    ---------    ---------
   Homes passed by civils
     construction(1)............     55,919      222,335       58,976      281,311      420,358      453,496
   Homes activated(2)...........     32,033      105,951       51,955      157,906      306,861      347,246
   Homes marketed(3)............     31,330       77,657       48,950      126,607      217,066      252,601
   CABLE TELEVISION
   Basic service subscribers....      8,936       20,261       10,488       30,749       50,181       59,242
   Penetration rate of homes
     marketed(4)................       28.5%        26.1%        21.4%        24.3%        23.1%        23.5%
   Average monthly revenue per
     subscriber(5)..............     L14.71       L16.80       L18.89       L17.62       L17.97          N/A
   Churn(6).....................       28.5%        35.5%        31.0%        33.8%        40.4%        40.9%
   RESIDENTIAL TELEPHONE
   Residential lines
     connected..................     14,150       36,122       16,576       52,698       89,954      104,460
   Penetration rate of homes
     marketed(4)................       45.2%        46.5%        33.9%        41.6%        41.4%        41.4%
   Average monthly revenue per
     line(7)(8).................     L18.83       L18.68       L22.19       L19.88       L18.78          N/A
   Pro-forma average monthly
     revenue per line(8)........     L18.83       L18.27       L21.56       L19.39       L19.03          N/A
   Churn(6).....................       13.8%        13.9%        17.2%        15.0%        20.7%        20.6%
   BUSINESS TELECOMMUNICATIONS
   Business customer accounts...        979        1,627          772        2,399        3,587        3,935
   Business lines connected.....      3,928        7,036        2,843        9,879       17,261       18,932
   Private circuits(9)..........         70          151           10          161          225          226
   Average lines per
     business(10)...............        4.0          4.3          3.7          4.1          4.8          4.8
   Average monthly revenue per
     line(8)(11)................     L88.68       L74.60       L59.60       L70.23       L53.15          N/A
   Pro-forma average monthly
     revenue per line(8)........     L88.68       L72.73       L57.57       L68.32       L54.28          N/A

---------------

(1) Homes passed by civils construction is the number of homes that have had ducting buried outside.

(2) Homes activated is the number of homes that are capable of receiving cable service without further extension of transmission lines, apart from the final connection to the home.

(3) Homes marketed is the number of homes activated for which the initial marketing phase has been completed.

(4) Penetration rate of homes marketed is calculated by dividing the number of homes receiving basic cable television or the number of residential lines connected, as the case may be, on the given date by the total number of homes marketed for the given service as of such date, expressed as a percentage.

(5) The average monthly revenue per cable television subscriber is calculated by dividing total cable television subscriber revenues (excluding installation revenues) for the period by the average number of cable television subscribers (calculated as a simple average of the number of basic service subscribers at the end of each month during the period) and dividing that amount by 12 (for the years ended December 31, 1994 and 1995) or by 9 (for the nine months ended September 30, 1996).

(6) Churn is calculated by dividing net disconnections (total disconnections less the number of disconnected accounts for which service is later restored) in a period by the average number of subscribers in the period (calculated as a simple average of the number of subscribers at the end of

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

     each month during the period). Churn for the nine months ended September 30, 1996 is annualized by multiplying the amount as calculated above by 1 1/3.

(7) The average monthly revenue per residential telephone line is calculated by dividing (i) line and equipment rental, outgoing call charges and incoming call termination revenues for the period by (ii) the average number of residential telephone lines (calculated as a simple average of the number of subscribed lines at the end of each month during the period) and dividing that amount by 12 (for the years ended December 31, 1994 and 1995) or by 9 (for the nine months ended September 30, 1996).

(8) The calculation of the average monthly revenue per line (for both residential telephone and business telecommunications revenues) for the nine-month period to September 30, 1996 reflects the reduction in revenues stemming from rebates to BT on incoming termination revenues relating in part to prior periods but recorded in full against revenues in the third quarter of 1996. The rebates were calculated in accordance with recently revised interconnect agreements and interim rates with BT that were made effective retroactively from April 1995. The pro-forma average monthly revenue per line (for both residential telephone and business telecommunications revenues) gives effect to the revised interconnect agreements and interim rates as if they had been in effect from April 1995 and allocates to each period the portion of the rebates that relates to such period.

(9) Private circuits are point-to-point customer specific connections for which a fixed annual rental charge is made.

(10)Average lines per business account is calculated by dividing the number of business lines connected on the given date by the number of business customer accounts on such date.

(11)The average monthly business telecommunications revenue per line is calculated by dividing (i) business telecommunications line and equipment rental, outgoing call charges and incoming call termination revenues (including revenue from private circuits) for the period by (ii) the average number of business telecommunications lines and private circuits (calculated as a simple average of the number of subscribed lines and private circuits at the end of each month during the period) and dividing that amount by 12 (for the years ended December 31, 1994 and 1995) or by 9 (for the nine months ended September 30, 1996).

                                        5